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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934

                               ----------------

                             CADE INDUSTRIES, INC.
                           (Name of Subject Company)

                              SPHERE CORPORATION
                         a wholly owned subsidiary of

                        UNITED TECHNOLOGIES CORPORATION
                                   (Bidders)

                    Common Stock, Par Value $.001 Per Share
          (including the associated rights to purchase common stock)
                        (Title of Class of Securities)

                                  127382-10-9

                     (CUSIP Number of Class of Securities)

                               ----------------

                           William H. Trachsel, Esq.
             Senior Vice President, General Counsel and Secretary
                        United Technologies Corporation
                              One Financial Plaza
                               Hartford CT 06101
                                (860) 728-7000

 (Name, Address and Telephone Number of Persons authorized to Receive Notices and Communications on Behalf of Bidders)

                                  Copies to:
                             Christopher E. Austin
                      Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                           New York, New York 10006
                                (212) 225-2000

                               ----------------

                           CALCULATION OF FILING FEE

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
     Transaction Valuation*   Amount of Filing Fee**
----------------------------------------------------
        $116,038,657                 $23,208
----------------------------------------------------

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 * For purposes of calculating the amount of the filing fee only. Based upon
   22,977,952 shares of common stock, par value $.001 per share of Cade Industries, Inc. (the "Common Stock"), including the associated rights to purchase common stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $5.05 in cash.
** The filing fee, calculated in accordance with Rule 0-11 of the Securities
   Exchange Act of 1934, is 1/50(th) of one percent of the aggregate Transaction Valuation.
[_Check]box if any part of the fee is offset as provided for by Rule 0-
  11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously
      Paid:              None
     Form or
      Registration No.:  N/A

                             Filing Party:  N/A
                             Date Filed:    N/A

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

 CUSIP No. 127382-10-9
                                                                   Page 2 of 3


 1.
  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Person Above

  Sphere Corporation

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 2.
  Check the Appropriate Box if a member of a Group                   (a) [_]
                                                                     (b) [_]

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 3.
  SEC Use Only

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 4.
  Sources of Funds

  AF

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 5.
  Check if Disclosure of Legal Proceedings is Required Pursuant to       [_]
  Items 2(e) or 2(f)

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 6.
  Citizenship or Place of Organization

  Wisconsin

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 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person

  6,088,723*

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 8.
  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares

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 9.
  Percent of Class Represented by Amount in Row (7)

  Approximately 26.5%

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10.
  Type of Reporting Person

  CO

--------
* On October 21, 1999, Sphere Corporation ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into a Shareholder Option Agreement with certain shareholders (the "Shareholders") of Cade Industries, Inc., a Wisconsin corporation (the "Company"), who, in the aggregate, own 6,088,723 shares of the common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (the "Shares"). Pursuant to the Shareholder Option Agreement the Shareholders have agreed to (i) tender in the Offer and not withdraw all the Shares owned by the Shareholders, (ii) grant Purchaser an option to purchase their Shares at an exercise price of $5.05 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement and (iii) grant Purchaser the power to direct the vote of the Shares and irrevocably grant to and appoint Purchaser proxy and attorney in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreement is described in Section 11 of the Offer to Purchase dated as of October 21, 1999 filed as Exhibit (a)(1) to this Schedule 14D-1.

 CUSIP No. 127382-10-9
                                                                   Page 3 of 3


 1.
  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Person Above

  United Technologies Corporation

-------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a member of a Group                   (a) [_]
                                                                     (b) [_]

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 3.
  SEC Use Only

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 4.
  Sources of Funds

  WC

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 5.
  Check if Disclosure of Legal Proceedings is Required Pursuant to       [_]
  Items 2(e) or 2(f)

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 6.
  Citizenship or Place of Incorporation

  Delaware

-------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person

  6,088,723*

-------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares

-------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)

  Approximately 26.5%

-------------------------------------------------------------------------------

10.
  Type of Reporting Person

  CO

--------
* On October 21, 1999, Sphere Corporation ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into a Shareholder Option Agreement with certain shareholders (the "Shareholders") of Cade Industries, Inc., a Wisconsin corporation (the "Company"), who, in the aggregate, own 6,088,723 shares of the common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (the "Shares"). Pursuant to the Shareholder Option Agreement the Shareholders have agreed to (i) tender in the Offer and not withdraw all the Shares owned by the Shareholders, (ii) grant Purchaser an option to purchase their Shares at an exercise price of $5.05 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement and (iii) grant Purchaser the power to direct the vote of the Shares and irrevocably grant to and appoint Purchaser proxy and attorney in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreement is described in Section 11 of the Offer to Purchase dated as of October 21, 1999 filed as Exhibit (a)(1) to this Schedule 14D-1. Because Parent owns all of the capital stock of Purchaser, Parent may be deemed to beneficially own the Shares subject to the Shareholder Option Agreement.

    This Schedule 14D-1 Tender Offer Statement relates to the offer by Sphere Corporation ("Purchaser"), a Wisconsin corporation and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), including the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Cade Industries, Inc., a Wisconsin corporation (the "Company"), at a purchase price of $5.05 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer") which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Schedule is being filed on behalf of Purchaser and Parent.

    This Statement also constitutes a Statement on Schedule 13D with respect to the beneficial ownership of Shares resulting from the Shareholder Option Agreement. The item numbers and the responses thereto are in accordance with the requirements of Schedule 14D-1.

Item 1. Security and Subject Company.

    (a) The name of the subject company is Cade Industries, Inc., a Wisconsin corporation, whose principal executive offices are located at 2365 Woodlake Drive, Suite 120, Okemos, Michigan 48864.

    (b) Reference is hereby made to the information set forth in "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase which is incorporated herein by reference.

    (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

Item 2. Identity and Background.

    (a)-(d) & (g) This Statement is being filed on behalf of Parent and Purchaser for purposes of the Schedule 14D-1. Reference is hereby made to the information set forth in "Introduction", Section 9 ("Certain Information Concerning Purchaser and Parent") and Schedule A ("Directors and Executive Officers of Parent and Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

    (e)-(f) During the last five years, neither Purchaser nor Parent, nor, to the best of their knowledge, any of their respective directors or executive officers listed in Schedule A ("Directors and Executive Officers of Parent and Purchaser") of the Offer to Purchase, which is incorporated herein by reference, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

    (a)-(b) Reference is hereby made to the information set forth in "Introduction", Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"),
Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements") and Section 12 ("Rights Agreement") of the Offer to Purchase, which is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

    (a)-(b) Reference is hereby made to the information set forth in Section 13 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

    (a)-(g) Reference is hereby made to the information set forth in "Introduction", Section 7 ("Possible Effect of the Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements") and Section 12 ("Rights Agreement") of the Offer to Purchase, which is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

    (a)-(b) Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements") of the Offer to Purchase, which is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

    Reference is hereby made to the information set forth in "Introduction",
Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements"), Section 12 ("Rights Agreement") and Section 15 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

    Reference is hereby made to the information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

    Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase, which is incorporated herein by reference.

Item 10. Additional Information.

    (a) Reference is hereby made to the information set forth in "Introduction", Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option Agreement; Executive Employment Agreements"), Section 12 ("Rights Agreement") and Section 14 ("Certain Conditions of the Merger") of the Offer to Purchase, which is incorporated herein by reference.

    (b)-(c) Reference is hereby made to the information set forth in Section 1 ("Terms of the Offer"), Section 11 ("Purpose of the Offer; Plans for the Company; the Merger Agreement; the Shareholder Option

Agreement; Executive Employment Agreements"), Section 14 ("Certain Conditions of the Merger") and Section 15 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

    (d) Reference is hereby made to the information set forth in Section 7 ("Possible Effect of the Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration") of the Offer to Purchase, which is incorporated herein by reference.

    (e) Reference is hereby made to Section 15 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference.

    (f) Reference is hereby made to the entire texts of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery, the Agreement and Plan of Merger dated as of October 21, 1999, among Parent, Purchaser and the Company, the Shareholder Option Agreement dated as of October 21, 1999, among Purchaser and certain shareholders of the Company named therein and the Confidentiality Agreement dated as of September 22, 1999, between the Company and Parent, copies of which are attached hereto as exhibit (a)(1), (a)(2), (a)(3), (c)(1), (c)(2) and (c)(3) respectively, which are incorporated herein by reference.

Item 11. Material to be filed as Exhibits.

    See Exhibit Index attached hereto.

                                  SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 1999

                                          UNITED TECHNOLOGIES CORPORATION

                                                  /s/ William H. Trachsel
                                          By: _________________________________
                                            Name: William H. Trachsel
                                            Title:Senior Vice President,
                                                 General Counsel and Secretary

                                          SPHERE CORPORATION

                                                      /s/ Ari Bousbib
                                          By: _________________________________
                                            Name: Ari Bousbib
                                            Title:President and Director

                                 EXHIBIT INDEX

 Exhibit                                                                  Page
 Number                           Exhibit Name                           Number
 -------                          ------------                           ------
 (a)(1)  Offer to Purchase, dated October 21, 1999.

 (a)(2)  Form of Letter of Transmittal.

 (a)(3)  Form of Notice of Guaranteed Delivery.

 (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.

 (a)(5)  Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.

 (a)(6)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.

 (a)(7) Text of press release issued by Parent and the Company on October 21, 1999.

 (a)(8)  Summary Advertisement, published October 21, 1999.

 (b)     Not applicable.

 (c)(1) Agreement and Plan of Merger, dated as of October 21, 1999, among Parent, Purchaser and the Company.

 (c)(2) Shareholder Option Agreement, dated as of October 21, 1999, among Purchaser and certain shareholders of the Company named therein.

 (c)(3) Confidentiality Agreement, dated as of September 22, 1999, between the Company and Parent.

 (d)     None.

 (e)     None.

 (f)     None.